Exhibit (e)(16)

STRICTLY CONFIDENTIAL

FORM OF RETENTION AGREEMENT

FOR U.S. AND OTHER EMPLOYEES

[AAA Letterhead]

[•], 2018

[Recipient]
[Recipient Address]

[Recipient Address]

Dear [Recipient]:

As you are aware, Advanced Accelerator Applications S.A. (the “Company”) entered into a Memorandum of Understanding with Novartis AG (“Novartis”), dated as of October 28, 2017 (the “MoU”), pursuant to which Novartis will, through a subsidiary of Novartis and on the terms and subject to the conditions set forth in the MoU, make a cash tender offer to acquire all the outstanding ordinary shares of the Company.  You are a valuable member of the Company’s leadership team and key to both the Company’s integration into Novartis and its future success.  In recognition of this, and in order to encourage your continued contributions and high level of commitment to the Company (together with its subsidiaries and affiliates, the “Company Group”) during the Retention Period (as defined below), you will be eligible to receive a special retention bonus (the “Retention Bonus”) in accordance with, and subject to the terms and conditions of, this letter agreement (this “Agreement”).

This Agreement is contingent upon the occurrence of the Offer Acceptance Time (as defined in the MoU). In the event that the Offer Acceptance Time does not occur, this Agreement will be null and void ab initio.

1.                                      Retention Bonus.  The aggregate amount of your potential Retention Bonus is $[•](1) (the “Retention Amount”). Subject to the terms and conditions of this Agreement, your Retention Bonus will be paid to you in cash on the following schedule:

(1)  Note to Company: Insert the dollar amount of the Recipient’s aggregate Retention Bonus.

(a)                                 [100%](2) [50%](3) [33 1/3%](4) of the Retention Amount [(the “First Payment Amount”)](5) will be paid as soon as practicable (but in no event later than 60 days) following the [date that is six months after](6) [first anniversary of](7) the date of the Offer Acceptance Time ([the “Payment Date”](8) [the “First Payment Date”](9)); [and

(b)                                 [The remaining 50%](10) [An additional 33 1/3%](11) of the Retention Amount [(the “Final Payment Amount”)](12) [(the “Second Payment Amount”)](13) will be paid as soon as practicable (but in no event later than 60 days) following the date that is two years after the date of the Offer Acceptance Time [(the “Final Payment Date”).](14) [(the “Second Payment Date”); and](15)

(c)                                  [The remaining 33 1/3% of the Retention Amount (the “Final Payment Amount”) will be paid as soon as practicable (but in no

(2)  Note to Company: For Recipients required to stay one year or less.

(3)  Note to Company: Recipients required to stay more than one year will receive the Retention Amount in the following installments: Recipients with (1) two-year retention periods will receive 50% of the Retention Amount on the first anniversary of the Offer Acceptance Time and the remaining 50% on the second anniversary of the Offer Acceptance Time and (2) three-year retention periods will receive 33 1/3% of the Retention Amount on each of the first, second and third anniversaries of the Offer Acceptance Time.

(4)  Note to Company: For Recipients required to stay three years.

(5)  Note to Company: For Recipients required to stay one year or less, the defined terms “First Payment Amount”, “Second Payment Amount” and “Final Payment Amount” are not necessary, and the defined term “Retention Amount” can be used instead.

(6)  Note to Company: For Recipients required to stay only six months.

(7)  Note to Company: For Recipients required to stay one, two or three years.

(8)  Note to Company: For Recipients required to stay one year or less.

(9)  Note to Company: For Recipients required to stay two or three years.

(10)  Note to Company: For Recipients required to stay two years.

(11)  Note to Company: For Recipients required to stay three years.

(12)  Note to Company: For Recipients required to stay two years.

(13)  Note to Company: For Recipients required to stay three years.

(14)  Note to Company: For Recipients required to stay two years.

(15)  Note to Company: For Recipients required to stay three years.

event later than 60 days) following the date that is three years after the date of the Offer Acceptance Time (the “Final Payment Date”).](16)

For purposes of this Agreement, the “Retention Period” is the period beginning on the date of this Agreement and ending on the [Payment Date][Final Payment Date].

2.                                      Conditions to Retention Bonus.  (a) The payment of the Retention Amount is conditioned upon (i) the occurrence of the Offer Acceptance Time; (ii) [(A) in the case of the First Payment Amount,](17) your continued employment through the [Payment Date](18) [First Payment Date;](19) [and, (B) in the case of the Final Payment Amount, the Final Payment Date](20) [(B)  in the case of the Second Payment Amount, the Second Payment Date; and, (C) in the case of the Final Payment Amount, the Final Payment Date](21); and (iii) your compliance in all material respects with the terms of this Agreement. Accordingly, if your employment with the Company Group terminates on or before the [Payment Date][Final Payment Date] for any reason, other than in the unanticipated event that the Company Group terminates your employment without Cause (as defined below), then you will not be entitled to the acceleration of the [Retention Amount][any previously unearned and unpaid portion of the Retention Amount]. Although the Company values your continued employment and does not expect to terminate your employment prior to payment of the Retention Amount, if the Company does terminate your employment without Cause, [any portion of] the Retention Amount that has not already been paid to you will be paid to you no later than 60 days after your termination date. For purposes of this Agreement, “Cause” means: (i) gross negligence or willful misconduct in connection with the performance of your duties; (ii) your indictment for (or pleading guilty or pleading no contest or nolo contendere to) a felony; (iii) fraud, embezzlement or material dishonesty by you against the Company Group; (iv) a material breach by you of this Agreement, any other material agreement between you and any member of the Company Group or the written material policies of the Company Group that is not remedied within 30 days of the Company Group providing you with written notice of such breach; or (v) the continued failure by you to carry out,

(16)  Note to Company: For Recipients required to stay three years.

(17)  Note to Company: For Recipients required to stay two or three years.

(18)  Note to Company: For Recipients required to stay one year or less.

(19)  Note to Company: For Recipients required to stay two or three years.

(20)  Note to Company: For Recipients required to stay two years.

(21)  Note to Company: For Recipients required to stay three years.

in all material respects, the reasonable and lawful directions of the Company Group (other than as a result of total or partial incapacity due to physical or mental illness).

(b)                                 You hereby agree that you will use your best efforts to continue to perform your duties and responsibilities relating to your employment with the Company Group for the duration of the Retention Period.

3.                                      Confidentiality and Related Matters.  You hereby agree that you will keep the terms of this Agreement confidential, and will not, except as required by law, disclose such terms to any person other than your spouse or professional advisors (who also must keep the terms of this Agreement confidential).  You also hereby agree that you will comply with all other confidentiality and other restrictive covenants that you may be subject to under any other agreement with any member of the Company Group.

4.                                      Waiver and Release.  The Company’s obligation to make any Retention Bonus payments to you under this Agreement will be subject to your execution and delivery to the Company and non-revocation of a waiver and release (relating to your release of claims against the Company Group) in a form to be provided by the Company.  If such waiver and release is provided to you other than in connection with a termination of your employment, such waiver and release must be executed and delivered by you to the Company no later than 15 days after it is provided to you.  If such waiver and release is provided to you in connection with a termination of your employment, such waiver and release must be executed and delivered by you to the Company no later than 15 days [(45 days in the event that you are subject to the Age Discrimination in Employment Act of 1967, as amended, or any similar state or foreign law)](22) after it is provided to you.  If such 15-day [or 45-day period](23), as applicable, begins in one taxable year and ends in the following taxable year, any Retention Bonus that would otherwise be due during such period will not be paid until such following taxable year.

5.                                      Miscellaneous.

(a)                                 Governing Law.  The terms of this Agreement and all rights and obligations of the parties thereto, including its enforcement, will be interpreted and governed by the laws of the State of New York without regard to the principles of conflicts of laws of the State or those of any other jurisdiction which

(22)  Note to Company:  To include for U.S. Recipients only.

(23)  Note to Company:  To include for U.S. Recipients only.

could cause the application of the laws of any jurisdiction other than the State of New York.

(b)                                 Entire Agreement.  The terms contained in this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all prior negotiations, representations or agreements relating thereto whether written or oral, provided that this Agreement will not supersede any other restrictions relating to confidentiality, noncompetition or nonsolicitation to which you may be subject.

(c)                                  Administration.  This Agreement will be administered by the Company. The Company will have discretionary and final authority to interpret and implement the provisions of this Agreement and to determine eligibility for payments hereunder.  All interpretations or other exercise of any power or discretion by the Company will be conclusive and binding upon all parties having or claiming to have an interest under this Agreement or otherwise directly or indirectly affected by such action, without restriction, however, upon the right of the Company to reconsider or re-determine such action.

(d)                                 Withholding.  The Company Group shall withhold from any amounts payable under this Agreement all taxes and other authorized deductions under applicable local law.

(e)                                  [Section 409A.(24)  The Company and you acknowledge and agree that this Agreement is intended to meet the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and Department of Treasury regulations and other interpretive guidance issued thereunder (collectively, “Section 409A”) with respect to amounts subject thereto, and will be interpreted and construed consistent with that intent.  The Company may reform this Agreement or any provision hereof to maintain the original intent of the provision without violating the provisions of Section 409A, provided, that any deferral of payments will be only for such time period as may be required to comply with Section 409A.  The Company will act in good faith regarding the implementation of this Section 5(e), provided, that none of the Company Group or any of its employees, officers, directors or representatives will have any liability to you with respect thereto.  [For purposes of Section 409A, each payment made under this Agreement will be designated as a “separate payment” within the meaning of Section 409A.]](25)

(24)  Note to Company: To include if there are U.S. taxpayers.

(25)  Note to Company: To include if there are multiple payments.

(f)                                   No Guarantee of Employment.  You are a highly-valued member of the Company’s leadership team and the Company does not expect to terminate your employment prior to payment of the Retention Amount.  However, this Agreement does not and will not be construed as a guarantee of continued employment of you by the Company or any member of the Company Group for any period of time and will not be construed to confer on you any right or entitlement to receive any other retention or compensation related payments at any time in the future or in respect of any future period.  Nothing herein will give you any claims against the Company or any member of the Company Group for any actions taken by such party, including with respect to the transactions contemplated by the MoU.

(g)                                  Headings.  The headings of the sections contained in this Agreement are for convenience of reference only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(h)                                 Notice.  For purposes of this Agreement, notices and all other communications provided for in this Agreement will be in writing and will be deemed to have been given when hand delivered, one day after being sent by overnight courier, or four days after being mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, addressed, in the case of you, to your address as shown on the Company’s records, and, in the case of the Company, to its principal office, to the attention of the Global General Counsel of the Company (with a copy to the head of Human Resources of the Oncology Business Unit of Novartis), or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address will be effective only upon receipt.

(i)                                     Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original of the party executing the same and all of which together will constitute one and the same instrument.

(j)                                    Successors and Assigns.  The rights and obligations of the Company under this Agreement will be binding upon its successors and assigns and may be assigned by the Company to the successors in interest of the Company.  The rights and obligations of you under this Agreement will be binding upon your heirs, legatees, personal representatives, executors or administrators.  This Agreement may not be assigned by you, but any amount owed to you upon your death will inure to the benefit of your heirs, legatees, personal representatives, executors, or administrators.

(k)                                 Waiver.  No delay or omission by the Company or you in exercising any right under this Agreement will operate as a waiver of that or any other right.  A waiver or consent given by the Company or you on any one occasion will be effective only in that instance and will not be construed as a bar or waiver of any right on any other occasion.

(l)                                     Severability.  In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

[Signature Page Follows]

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:
		Name:	Stefano Buono
		Title:	Chief Executive Officer

Accepted and Agreed:

[Name]

Dated:

[Signature Page to Retention Letter Agreement — U.S. and Others]